Exhibit 99.1

FAST TRACK GROUP Completes Three-Part Brand Activation Project

SINGAPORE, November 10, 2025 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, announced the completion of a three-part brand activation project.

Fast Track facilitated a three-part brand activation marketing campaign for Serba Wangi Sdn. Bhd. (“Serba Wangi”), a Malaysian rice miller and wholesaler producing, packaging, and distributing rice products nationwide, ahead of the launch of three new ecoBrown’s Brice wholegrain rice puffs flavors (Truffle, Himalayan Salt, and Musang King Durian). To deliver a targeted marketing plan with exclusive consumer engagement activities, Fast Track partnered with major South Korean multinational talent and entertainment agencies to strategically pair celebrities with Serba Wangi’s younger target demographic to maximize reach and impact. Each new flavor, alongside its Nuuna brand, was showcased through its own dedicated fan engagement event headlined by globally recognized K-pop and entertainment talent.

May 2025 Truffle Flavor Launch Event

Fast Track partnered with YG Entertainment, a South Korean multinational entertainment agency, to present TREASURE, a South Korean boy band formed by YG Entertainment in 2019. Headlined by members CHOI HYUN SUK, DOYOUNG, HARUTO, and PARK JEONG WOO, the event spotlighted the new Truffle wholegrain rice puff flavor and Nuuna brand.

July 2025 Himalayan Salt Flavor Launch Event

In partnership with Cube Entertainment, a South Korean entertainment company specializing in record production, talent management, event and concert operations, and music publishing, Fast Track hosted artist MINNIE of the South Korean girl group i-dle, to headline the new Himalayan Salt wholegrain rice puff flavor launch and Nuuna brand.

September 2025 Musang King Durian Flavor Launch Event

Rounding off the brand activation campaign, Fast Track partnered with KN Studio, a South Korean talent management agency, and South Korean actor and model HWANG IN YOUP to headline the Musang King Durian wholegrain rice puff flavor launch and Nuuna brand.

“This brand activation campaign highlights our strong network of Southeast Asian talent and entertainment agencies, as well as our ability to strategically connect with brands to deliver meaningful, targeted marketing initiatives across the region,” said Fast Track CEO Harris Lim. “By pairing the Serba Wangi brand with high-impact entertainment personalities, we ensure each launch draws regional attention, elevates brand awareness, and delivers a memorable consumer experience. As demand for entertainment and personality-driven marketing continues to grow, Fast Track remains committed to being at the forefront in driving brand engagement and influence throughout Southeast Asia.”

About FAST TRACK GROUP

FAST TRACK GROUP is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as media planning, PR management, technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

Gateway Group, Inc.

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FTRK@gateway-grp.com